EXHIBIT 12.01

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

ELECTRONIC ARTS INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES CALCULATION

(in $000's)

	Fiscal Years Ended March 31,					Three Months Ended June 30, 2003
	1999	2000	2001	2002	2003
Interest component of rental expense	4,870	5,724	5,978	4,636	5,048	992
Interest component of property leases	5,975	9,368	10,986	7,765	13,795	3,615

Total fixed charges	10,845	15,092	16,964	12,401	18,843	4,607

Pre-tax income	116,241	168,255	(16,070)	143,640	457,083	32,088
Fixed charges	10,845	15,092	16,964	12,401	18,843	4,607

Earnings for calculation purposes	127,086	183,347	894	156,041	475,926	36,695

Ratio of earnings to fixed charges	11.7	12.1	0.1	12.6	25.3	8.0